Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER
AND NINE-MONTHS ENDED SEPTEMBER 30, 2024

ATHENS, GREECE, November 7, 2024 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported net income of $12.4 million and net income attributable to common stockholders of $12.0 million for the third quarter ended September 30, 2024. These results are compared to a net income of $10.4 million and net income attributable to common stockholders of $9.9 million for the same period in 2023. Earnings per share, basic and diluted, for the third quarter of 2024 were $0.96 and $0.32, respectively.

Revenue was $22.9 million ($22.1 million net of voyage expenses) for the third quarter of 2024, compared to $24.1 million ($23.4 million net of voyage expenses) for the same period in 2023. This decrease was attributable to the decrease in the ownership days following the sale of the vessel P. Kikuma in December 2023, partially offset by the increase in time-charter equivalent rates (“TCE rates”) realized during the quarter. Fleetwide, the average TCE rate for the third quarter of 2024 was $34,307, compared with an average rate of $31,787 for the same period in 2023. During the third quarter of 2024, net cash provided by operating activities was $16.1 million, compared with net cash provided by operating activities of $17.9 million for the third quarter of 2023.

Net income for the nine months ended September 30, 2024, amounted to $34.0 million, compared to a net income of $44.5 million for the nine months ended September 30, 2023. Net income attributable to common stockholders for the nine months ended September 30, 2024, amounted to $32.7 million, and resulted in earnings per share, basic and diluted, of $2.65 and $0.87, respectively. Net income attributable to common stockholders for the nine months ended September 30, 2023, amounted to $32.4 million, and resulted in earnings per common share, basic and diluted, of $3.26 and $1.25, respectively. The difference between net income and net income attributable to common stockholders for the nine-month period ended September 30, 2023, mainly reflects aggregate non-cash items of $10.6 million, as per US GAAP accounting standards, which did not affect the Company's operating cash flows.

Commenting on the results of the third quarter of 2024, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are pleased with our solid third-quarter 2024 performance, which reflected an increase in revenue, net income, and basic and diluted EPS compared to the prior quarter. During this quarter, tanker charter rates maintained their average year-to-date levels, supported by constrained supply growth and increased tonne-mile demand resulting from longer haul tanker voyages due to Red Sea disruptions and the Atlantic–Asia trade growth. Going forward, we believe that our balanced fleet deployment strategy, combined with our exposure to the spot market through pool arrangements, will provide steady cash flows and opportunities to capitalize on the solid market fundamentals of our sector.

 “Given our pipeline, we anticipate that we will be able to redeploy our vessels at attractive charter rates during the seasonally strong fall and winter period. At the same time, we remain focused on employing our opening vessels and continuing to secure delivery financing for our newbuilding vessels.

“Looking ahead, our newbuild program is supported by a strategic partnership with a top-tier charterer and we maintain close relationships with international shipping leaders. At the same time, our existing fleet continues to generate strong cash flows. We are executing a clear strategy and believe we have a strong foundation for continued growth and shareholder value creation.”

Corporate Developments

Update on Outstanding Shares and Warrants

As of November 6, 2024, the Company had outstanding 12,432,158 common shares. In addition, the following common share purchase warrants were outstanding as of such date:

•	Class A Warrants to purchase up to 567,366 common shares at an exercise price of $15.75 per common share;

•	Warrants issued July 19, 2022, to purchase up to 1,033,333 common shares at an exercise price of $1.65 per common share;

•	Warrants issued August 16, 2022, to purchase up to 2,122,222 common shares at an exercise price of $1.65 per common share;

•	Series A Warrants issued March 3, 2023, which are exchangeable for up to 14,300 common shares; and

•	Series B Warrants issued March 3, 2023, to purchase up to 4,097,000 common shares at an exercise price of $2.25 per common share.

Finally, the Company had 50,726 shares of its Series B Convertible Cumulative Perpetual Preferred Stock and 1,423,912 shares of its Series C Convertible Cumulative Redeemable Perpetual Preferred Stock outstanding.

Tanker Market Update for the Third Quarter of 2024:

•	Tanker fleet supply was 693.6 million dwt, up 0.2% from 692.2 million dwt from the previous quarter and up 0.8% from Q3 2023 levels of 688.1 million dwt.

•
The tanker sector is heading towards 2025 on a positive note, with tonne-mile demand expected to grow by 4.1% in 2024. Firm volume growth observed in shipments from the Americas towards Asia, coupled with continuous support arising from Red Sea-related trade flow shifts, further support tonne-mile demand.

•	Tanker fleet supply in deadweight terms is estimated to grow by just 0.8% in 2024 and by a moderate 2.4% in 2025.

•	Tanker fleet utilization is expected to average 85.8% in 2024, as compared to an average of 85.2% in 2023. Analysts expect that tanker fleet utilization will remain near 86.0% in 2025.

•	Newbuilding tanker contracting was 4.8 million dwt in the third quarter, resulting in a tanker orderbook-to-fleet ratio of 12.9%.

•	Daily spot charter rates for Aframax tankers averaged $31,724 down 38.0% from the previous quarter average of $51,140 and up 15.7% from the Q3 2023 average of $27,409.

•	The value of a 10-year-old Aframax tanker at the end of the third quarter was $59.0 million, down 1.7% from $60.0 million in the previous quarter, and up 15.7% from $51.0 million in Q3 2023.

•
The number of tankers used for floating storage (excluding dedicated storage) stood at 114 (13.3 million dwt) in the third quarter, unchanged from 114 (14.2 million dwt) at the end of the previous quarter and down 10.9% from 128 (17.0 million dwt) in Q3 2023.

•	Global oil consumption was 103.3 million bpd, up 0.1% from the previous quarter level of 103.1 million bpd, and up 0.7% from Q3 2023 levels of 102.6 million bpd.

•	Global oil production was 103.3 million bpd, up 0.4% from the previous quarter level of 102.8 million bpd and up 1.4% from Q3 2023 levels of 101.8 million bpd.

•	OECD commercial inventories were 2,811 million barrels, down 0.9% from the previous quarter level of 2,836 million barrels, and down 0.2% from Q3 2023 levels of 2,816 million barrels.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Summary of Selected Financial & Other Data
(in thousands of US Dollars, except per share data, fleet data and average daily results)	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue	$22,889	$24,114	$65,768	$85,098
Voyage expenses	795	719	2,378	3,234
Vessel operating expenses	4,777	5,524	14,700	15,855
Net income	12,411	10,369	34,027	44,452
Net income attributable to common stockholders	11,953	9,891	32,652	32,425
Earnings per common share, basic	0.96	0.88	2.65	3.26
Earnings per common share, diluted	0.32	0.27	0.87	1.25
FLEET DATA
Average number of vessels	7.0	8.0	7.0	8.0
Number of vessels	7.0	8.0	7.0	8.0
Ownership days	644	736	1,918	2,184
Available days	644	736	1,918	2,144
Operating days (1)	644	730	1,902	2,120
Fleet utilization	100.0%	99.2%	99.2%	98.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (2)	$34,307	$31,787	$33,050	$38,183
Daily vessel operating expenses (3)	$7,418	$7,505	$7,664	$7,260

(1)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(3)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of November 6, 2024)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Vessel Type	Charter Type	Notes

Operating Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Pool
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
3	P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
4	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Crude	Pool
5	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., LTD	Product	Time-Charter
6	P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co., LTD	Crude	Time-Charter
7	P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co., LTD	Product	Time-Charter
Newbuilding LR1 and LR2 Tanker Vessels
8	HULL 1515	-	114,000 DWT	China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited	Product	Time-Charter	1
9	HULL 1596	-	114,000 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Product	Time-Charter	1
10	HULL 1597	-	114,000 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Product	Time-Charter	1
11	HULL 1624	-	75,000 DWT	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd.	Chemical/ Product	-

1
As previously announced, the Company has secured five-year time charter contracts for three of its newbuilding vessels, with employment to commence upon delivery of the vessels in the fourth quarter of 2025, and first and second quarter of 2026.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas or Iran, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
REVENUE:
Revenue	$22,889	$24,114	$65,768	$85,098

EXPENSES:
Voyage expenses	795	719	2,378	3,234
Vessel operating expenses	4,777	5,524	14,700	15,855
Depreciation and amortization of deferred charges	3,336	3,811	9,936	11,276
General and administrative expenses	2,119	1,981	5,823	5,396
(Reversal) / Provision for credit losses	-	34	(7)	(21)
Foreign currency losses / (gains)	70	(5)	81	33
Operating income	$11,792	$12,050	$32,857	$49,325

OTHER INCOME / (EXPENSES):
Interest and finance costs	(218)	(2,278)	(1,326)	(7,642)
Interest income	841	999	2,490	2,204
Changes in fair value of warrants' liability	(4)	(402)	6	565
Total other income / (expenses), net	$619	$(1,681)	$1,170	$(4,873)

Net income	$12,411	$10,369	$34,027	$44,452

Income allocated to participating securities	-	-	-	(1)
Deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature	-	-	-	(9,809)
Deemed dividend to the July 2022 and August 2022 warrants holders due to triggering of a down-round feature	-	-	-	(789)
Dividends on preferred stock	(458)	(478)	(1,375)	(1,428)

Net income attributable to common stockholders	$11,953	$9,891	$32,652	$32,425

Earnings per common share, basic	$0.96	$0.88	$2.65	$3.26

Earnings per common share, diluted	$0.32	$0.27	$0.87	$1.25

Weighted average number of common shares, basic	12,432,158	11,261,597	12,343,009	9,950,612

Weighted average number of common shares, diluted	39,218,178	38,618,629	39,211,738	34,486,994

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023

Net income	$12,411	$10,369	$34,027	$44,452
Comprehensive income	$12,411	$10,369	$34,027	$44,452

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)

	September 30, 2024	December 31, 2023*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$69,523	$68,267
Advances for vessels under construction and other vessels' costs	51,006	11,303
Vessels, net	192,557	202,108
Other fixed assets, net	38	44
Other assets	7,705	14,544
Total assets	$320,829	$296,266

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term bank debt, net of unamortized deferred financing costs	$49,317	$54,886
Other liabilities	5,519	8,196
Total stockholders' equity	265,993	233,184
Total liabilities and stockholders' equity	$320,829	$296,266

* The balance sheet data as of December 31, 2023 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$16,148	$17,883	$47,841	$58,692
Net Cash used in Investing Activities	$(7,028)	$(197)	$(39,718)	$(11,708)
Net Cash used in Financing Activities	$(2,341)	$(3,025)	$(6,867)	$(1,314)